UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number 001-33060

DANAOS CORPORATION

(Translation of registrant’s name into English)

Danaos Corporation

c/o Danaos Shipping Co. Ltd.

14 Akti Kondyli

185 45 Piraeus

Greece

Attention: Secretary

011 030 210 419 6480

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Debt Refinancing

Danaos Corporation (“Danaos” or the “Company”) consummated its previously announced debt refinancing on August 10, 2018 (the “Closing Date”). The Company’s press release announcing the closing is filed as Exhibit 99.1 hereto.  The debt refinancing transaction (the “Refinancing”) included the Company’s entry into new credit facilities, including through the amendment and restatement of certain previous credit facilities, resulting in a $551 million reduction in the Company’s debt, reset financial and certain other covenants, modified interest rates and amortization profiles and the extension of debt maturities by approximately five years to December 31, 2023 (or, in some cases, June 30, 2024). In the Refinancing, the Company issued to certain of its lenders an aggregate of 99,342,271 shares of the Company’s common stock (the “Common Stock”) on the Closing Date, representing 47.5% of the Company’s issued and outstanding Common Stock after giving effect to such issuance. The issuance ratably diluted existing holders of the Common Stock.

Attached as exhibits to this report are the Articles of Amendment to the Company’s Restated Articles of Incorporation which became effective on August 10, 2018 and certain agreements entered into by the Company in connection with the Refinancing, as described in the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on June 25, 2018.

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Nothing in this Report on Form 6-K shall constitute an offer to buy or sell, or a solicitation of an offer to buy or sell, any securities of the Company.

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Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions. Although Danaos Corporation believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Danaos Corporation cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the effects of the refinancing transactions; compliance with the terms of the agreements entered into in connection with the refinancing transactions; the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in Danaos’ operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by Danaos Corporation with the U.S. Securities and Exchange Commission.

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This report on Form 6-K is hereby incorporated by reference into the Company’s (i) Registration Statement on Form F-3 (Reg. No. 333-174500) filed with the SEC on May 25, 2011, (ii) Registration Statement on Form F-3 (Reg. No. 333-174494) filed with the SEC on May 25, 2011, (iii) Registration Statement on Form F-3 (Reg. No. 333-147099), the related prospectus supplements filed with the SEC on December 17, 2007, January 16, 2009 and March 27, 2009, (iv) Registration Statement on Form S-8 (Reg. No. 333-138449) filed with the SEC on November 6, 2006 and the reoffer prospectus, dated November 6, 2006, contained therein and (v) Registration Statement on Form F-3 (Reg. No. 333-169101).

EXHIBIT INDEX

3.1	Articles of Amendment to Restated Articles of Incorporation
10.1	Stockholders Agreement, dated as of August 10, 2018, among Danaos Corporation and the stockholders bound thereby
10.2	Backstop Agreement, dated as of August 10, 2018, among Danaos Corporation, Danaos Investment Limited and Danaos Shipping Company Limited
10.3	Registration Rights Agreement, dated as of August 10, 2018, among Danaos Corporation and the stockholders bound thereby
10.4	Amended and Restated Management Agreement, dated as of August 10, 2018, between Danaos Corporation and Danaos Shipping Company Limited
10.5	Amended and Restated Restrictive Covenant Agreement, dated as of August 10, 2018, among Danaos Corporation, Dr. John Coustas and Danaos Investment Limited as the Trustee for the 883 Trust
10.6	Subordinated Loan Agreement, dated as of August 10, 2018, between Danaos Corporation and Danaos Investment Limited
10.7	Contribution Agreement, dated as of August 10, 2018, between Danaos Corporation and Danaos Investment Limited
99.1	Danaos Corporation Press Release dated August 13, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2018

DANAOS CORPORATION

By:	/s/ Evangelos Chatzis
Name:	Evangelos Chatzis
Title:	Chief Financial Officer